Exhibit 21.1

Table of Subsidiaries of Registrant

Name	Jurisdiction of Incorporation
H&E Finance Corp.	DE
GNE Investments, Inc.	WA
Great Northern Equipment, Inc.	MT
H&E California Holding, Inc.	CA
H&E Equipment Services (California), LLC	DE
H&E Equipment Services (Mid-Atlantic), Inc.	VA
Contractors Equipment Center, LLC	CO
Yellow Iron Merger Co.	DE